

April 2, 2013

<u>Via E-mail</u>
Mr. Peter Blackmore
Chief Executive Officer
ShoreTel, Inc.
960 Stewart Drive
Sunnyvale, CA 94085-3913

      Re: **ShoreTel, Inc.**
                 Form 10-K for the Fiscal Year Ended June 30, 2012
                 Filed September 13, 2012
                 File No. 001-33506

Dear Mr. Blackmore:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Robert S. Littlepage for

                Assistant Director
                Larry Spirgel